Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 28,787,244 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                                                     WITHHELD
                           FOR                       AUTHORITY
                           ---                       ---------
James R. Boyle             27,615,112                1,172,132
Charles L. Ladner          27,599,501                1,187,743
John A. Moore              27,604,498                1,182,746

The preferred shareholders elected Ronald R. Dion as a Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows: 11,332 FOR, 26 AGAINST and 9 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending May 31, 2006, with the votes tabulated as follows: 28,361,614 FOR, 188,100 AGAINST and 237,529 ABSTAINING.